UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 21, 2019

CITIZENS HOLDING COMPANY

(Exact name of registrant as specified in charter)

Mississippi	001-15375	64-0666512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

521 Main Street, Philadelphia Mississippi		39350
(Address of Principal Executive Offices)		(Zip Code)

(601) 656-4692

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.20 par value	CIZN	NASDAQ Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

Entry Into Agreement and Plan of Merger with Charter Bank

On May 21, 2019, Citizens Holding Company (“Citizens”) and The Citizens Bank of Philadelphia, a Mississippi banking corporation and wholly-owned subsidiary of Citizens (“Citizens Bank”) entered into an Agreement and Plan of Merger (the “Agreement”) with Charter Bank, a Mississippi banking corporation (“Charter”), providing for the merger of Charter with and into Citizens Bank (the “Merger”), subject to the terms and conditions set forth in the Agreement. As a result of the Merger, the separate corporate existence of Charter will cease and Citizens Bank will continue as the surviving corporation in the Merger.

Subject to the terms of the Agreement, at the effective time of the Merger, the shareholders of Charter will have the right to receive 0.39417 shares of Citizens’ common stock and $3.615 for each share of Charter common stock. The aggregate consideration is valued at approximately $20.0 million, or approximately $11.85 per share of Charter’s common stock, based on the closing price of Citizens’ common stock of $20.90 on May 20, 2019. In addition, the Agreement provides that the parties will work in good faith to identify and appoint a member of the board of directors of Charter to the board of directors of Citizens upon consummation of the Merger.

The Agreement contains customary representations and warranties from each of Citizens, Citizens Bank and Charter, and each have agreed to customary covenants, including, among others, covenants relating to (1) the conduct of Citizens’ and Charter’s respective businesses during the interim period between the execution of the Agreement and the completion of the Merger; and (2) Citizens’ and Charter’s obligation to use their commercially reasonable efforts to obtain any consents, approvals, permits, or authorizations which are required to be obtained, in order to complete the Merger. From the date of the Agreement until the earlier of the termination of the Agreement or closing of the Merger, Charter has also agreed not to, subject to certain exceptions, (1) solicit, initiate or encourage any proposals relating to any alternative acquisition proposals; (2) participate in any discussions or negotiations regarding any alternative acquisition proposals; or (3) make or authorize any statement, recommendation or solicitation in support of any alternative acquisition proposals.

Completion of the Merger is subject to certain customary conditions, including, among others, (1) approval of the Agreement by Charter’s shareholders; (2) receipt of required regulatory approvals without the imposition of burdensome conditions or consequences that would materially reduce the benefits of the Merger to Citizens and Citizens Bank; (3) the absence of any law or order prohibiting the completion of the Merger, (4) the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the issuance of shares of common stock of Citizens to Charter’s shareholders, and (5) the authorization of listing on Nasdaq of shares of Citizens common stock that will be issued to Charter shareholders at the closing of the Merger. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party; and (2) performance in all material respects by the other party of its obligations under the Agreement. Citizens is not required to consummate the Merger if shareholders holding more than 5% of Charter’s outstanding common stock exercise dissenter’s rights.

The Agreement contains certain termination rights for Citizens, Citizens Bank and Charter, as the case may be, applicable upon: (1) mutual agreement of Citizens, Citizens Bank and Charter; (2) a material breach by the other party that has not or cannot be promptly cured or has not been waived after notice thereof, subject to certain exceptions; (3) failure of the shareholders of Charter to approve the Merger or the failure to obtain regulatory approval, which arises or exists without the fault of any party; (4) failure to consummate the Merger on or before May 21, 2020; or (5) the failure of Charter’s board of directors to publicly recommend the approval of the Merger. In addition, the Agreement provides that, if the Agreement is terminated in certain circumstances and Charter enters into a definitive agreement for the sale of Charter within 12 months thereafter, Charter may be required to pay Citizens a termination fee of $800,000.

The foregoing description of the Merger and the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated into this report by reference thereto.

Special Note Regarding the Agreement

The Agreement contains customary representations, warranties, covenants and other terms, provisions and conditions that Citizens and Charter made to each other as of specific dates. The assertions embodied in those terms, provisions and conditions were made solely for purposes of the Agreement, and may be subject to important qualifications and limitations agreed to by the parties to the Agreement in connection with negotiating the terms contained in the Agreement. Moreover, the parties to the Agreement may be subject to a contractual standard of materiality in the Agreement that may be different from what may be viewed as material to shareholders of Citizens or Charter or may have been used by the parties for the purpose of allocating risk between Citizens, together with its direct and indirect subsidiaries, and Charter, together with its direct and indirect subsidiaries, rather than for the purpose of establishing matters as facts. For the foregoing reasons, no one should rely on such representations, warranties, covenants or other terms, provisions or conditions as statements of factual information regarding Citizens or Charter at the time they were made or otherwise.

Item 7.01.	Regulation FD Disclosure.

On May 21, 2019, Citizens posted on the Investor Relations page of its website a slide presentation related to the proposed Merger. A copy of the slide presentation is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Citizens and Charter issued a joint press release on May 21, 2019, to announce the proposed Merger, a copy of which press release is furnished as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2 hereto, which is furnished herewith pursuant to and relate to Item 7.01, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of Section 18 of the Exchange Act. The information in Item 7.01 of this Current Report on Form 8-K and Exhibit 99.1 and Exhibit 99.2 hereto shall not be incorporated by reference into any filing or other document filed by Citizens with the SEC pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the rules and regulations of the SEC thereunder, the Exchange Act, or the rules and regulations of the SEC thereunder, except as shall be expressly set forth by specific reference in such filing or document.

Forward-Looking Statements

Certain statements contained in this filing and related presentations that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include information about Citizens’ and Charter’s possible or assumed future economic performance or future results of operations, including Citizens’ or Charter’s future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows, and Citizens’ and Charter’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Citizens’ and Charter’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Citizens’ and Charter’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Citizens’ and Charter’s operations, results of operations, financial condition, and future economic performance, statements about the benefits of the proposed transaction, and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim”, “anticipate”, “estimate”, “expect”, “goal”, “guidance”, “intend”, “is anticipated”, “is expected”, “is intended”, “objective”, “plan”, “projected”, “projection”, “will affect”, “will be”, “will continue”, “will decrease”, “will grow”, “will impact”, “will increase”, “will incur”, “will reduce”, “will remain”, “will result”, “would be”, variations of such words or phrases (including where the word “could”, “may”, or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective.

The forward-looking statements that Citizens and Charter make are based on our current expectations and assumptions regarding Citizens and Charter’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect Citizens’ or Charter’s future financial results and performance and could cause those results or performance to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive Agreement between Citizens and Charter, the outcome of any legal proceedings that may be instituted against Citizens or Charter, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Citizens and Charter do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, Citizens’ ability to complete the acquisition and integration of Charter successfully, and the dilution caused by Citizens’ issuance of additional shares of its common stock in connection with the Merger. Citizens disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information on Citizens, Charter, and factors which could affect the forward-looking statements contained herein can be found in Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2019 and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed acquisition of Charter, Citizens will file with the SEC a registration statement on Form S-4 to register the shares of Citizens’ common stock to be issued in connection with the Merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of Charter seeking their approval of the Merger.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CITIZENS, CHARTER, AND THE MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Citizens at its website, www.citizensholdingcompany.com. Documents filed with the SEC by Citizens will be available free of charge by directing a request by mail to Citizens Holding Company, 521 Main Street, Philadelphia, MS 39350, Attn: Corporate Secretary, or by telephone at (601) 656-4692.

Participants in the Solicitation

Citizens, Citizens Bank, Charter and certain of their respective directors and executive officers may be deemed to be “participants” in the solicitation of proxies from the shareholders of Charter in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about Citizens, and its directors and executive officers, may be found in the definitive proxy statement of Citizens relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 18, 2019, and other documents filed by Citizens with the SEC. This and other documents filed with the SEC can be obtained free of charge from the sources described above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*±	Agreement and Plan of Merger, dated as of May 21, 2019, by and among Citizens Holding Company, The Citizens Bank of Philadelphia and Charter Bank.

99.1**	Citizens Holding Company Presentation, dated May 21, 2019.

99.2**	Press Release, dated May 21, 2019.

*	Filed herewith.
**	Furnished to the SEC herewith as exhibits relating to information furnished to the Commission under Item 7.01 of Form 8-K.

±

Schedules and similar attachments to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Citizens agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 21, 2019

CITIZENS HOLDING COMPANY

By:	/s/ Robert T. Smith
Robert T. Smith
Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)